EXHIBIT 99.2
04/CAT/14

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FOR IMMEDIATE RELEASE

07.00 GMT, 02.00 EST 22 November 2004

 For further information contact:
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 Cambridge Antibody Technology                Weber Shandwick Square Mile (Europe)
 Tel: +44 (0) 1223 471 471                    Tel: +44 (0) 20 7067 0700
 Peter Chambre, Chief Executive Officer       Kevin Smith
 John Aston, Chief Financial Officer          Sarah Macleod
 Rowena Gardner, Director of Corporate
   Communications

 AstraZeneca                                  BMC Communications/The Trout Group (USA)
 -----------                                  ----------------------------------------
 Media Enquiries:                             Tel: +1 212 477 9007
 Edel McCaffrey, Tel: +44 (0) 207 304 5034    Brad Miles, ext 17 (media)
 Steve Brown, Tel: +44 (0) 207 304 5033       Brandon Lewis, ext 15 (investors)
 Investor Enquiries:
 Mina Blair, Tel: +44 (0) 207 304 5084
 Jonathan Hunt, Tel:  +44 (0) 207 304 5087
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             CAMBRIDGE ANTIBODY TECHNOLOGY AND ASTRAZENECA ANNOUNCE
             MAJOR STRATEGIC ALLIANCE TO DISCOVER AND DEVELOP HUMAN
                ANTIBODY THERAPEUTICS IN INFLAMMATORY DISORDERS

AstraZeneca TO TAKE 19.9% EQUITY STAKE IN Cambridge antibody technology

Cambridge, UK ... Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) and AstraZeneca (LSE: AZN, NASDAQ: AZN) announced today a major strategic alliance for the joint discovery and development of human monoclonal antibody therapeutics, principally in the field of inflammatory disorders, including respiratory diseases. The innovative partnership structure of the alliance reflects each company's leading position in its respective field and the growing importance of antibodies as therapeutics. The alliance will be co-funded and co-managed by the partners.

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The principal terms of the collaboration agreement between the two parties are summarised below:

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o      The alliance will include a five-year discovery initiation phase during which the partners will jointly initiate a minimum of 25 discovery programmes. The committed joint research investment will be a minimum of $175m during this phase which the parties will fund 50:50. CAT will contribute the greater part of the resource in this discovery phase and expects to commit between 100 and 150 scientists per year to the programme at its peak, most if not all of which will come from existing resources. The principal focus of the discovery programmes will be in inflammatory disorders, however the research may extend to other therapeutic areas.

o Following the completion of the discovery phase, the parties may each elect to continue funding programmes into development. If both parties so elect, the programme will be jointly funded until Clinical Proof of Concept (end of Phase IIb trials), unless either party opts-out earlier. In addition, CAT has the option to continue to fund jointly the development of one in every five products that reach Clinical Proof of Concept up to product launch.

o CAT's financial participation reflects its level of investment in the programme. If CAT opts-out after the discovery phase it receives milestones and royalties. If it opts-out at Clinical Proof of Concept it receives milestones and royalties at a higher level. For those programmes which it funds to product launch it receives higher royalties, sales milestones and an option to co-promote these products in the US. If AstraZeneca opts-out of programmes it receives milestones and royalties.

o AstraZeneca will receive the rights to opt-in to, and develop jointly, CAT discovery programmes existing at the commencement of this alliance and also certain future discovery programmes that CAT may independently initiate. CAT has rights to co-promote in the US products resulting from these programmes.

o CAT will be principally responsible for antibody discovery, manufacturing process development and the supply of material for exploratory clinical trials. AstraZeneca will be principally responsible for translational biology, clinical development programmes, regulatory filings and commercialisation. Joint teams will be established to oversee the full discovery and development process.



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o      CAT anticipates that its investment in the alliance will be the principal focus of its research investment during the next five years.


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o      Under a separate Subscription Agreement, AstraZeneca will subscribe in cash for 10,217,983 CAT shares at a price of (pound)7.34 per share for a total investment of (pound)75 million. Based on CAT shares in issue as at 21 November 2004, this represents a 19.9% interest in the enlarged issued share capital of CAT. The price represents a 27.3% premium to CAT's average closing share price for the last five business days. The subscription agreement between AstraZeneca and CAT contains certain restrictions on AstraZeneca's ability to increase its stake or to sell shares.

o The subscription by AstraZeneca requires the disapplication by CAT shareholders of statutory pre-emption rights. A circular convening an Extraordinary General Meeting for this purpose is being posted to CAT shareholders shortly. The alliance is conditional on the completion of the Subscription Agreement.


Peter Chambre, Chief Executive Officer of CAT, commented "This innovative alliance with a world leader in the field of inflammatory diseases represents a major strategic move by both companies. Not only will it enable CAT to deploy its full range of capabilities and expertise in the early stages of product development, but it will also allow us to enhance our capabilities in the later stages and, for the first time, potentially participate in product commercialisation. Most significantly, CAT will share directly in the successes of products which result from the collaboration and it is therefore an important and exciting opportunity for us to make a significant advance in our transition to a product-based biopharmaceutical company. The creation of this alliance with AstraZeneca is a tribute to their vision in seeing the opportunity for a new model of collaboration between a major pharmaceutical company and a leading biotechnology company."


Sir Tom McKillop, Chief Executive Officer of AstraZeneca, said "I see this alliance with Cambridge Antibody Technology as a major component of AstraZeneca's strategy to develop new therapeutics for inflammatory and respiratory diseases. Both partners are combining their expertise and making a significant commitment of resources to the alliance."



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Dr John Patterson, Executive Vice President Product Strategy & Licensing at
AstraZeneca also commented, "We are delighted to be joining other shareholders in this innovative biopharmaceutical company and are underpinning the closeness of the alliance and strategic importance to both parties by making a significant equity investment in Cambridge Antibody Technology".

-ENDS-

Notes to Editors
Cambridge Antibody Technology (CAT):
o CAT is a biopharmaceutical company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 280 people
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o Four CAT human therapeutic antibody products are now at various stages of clinical development, with one further product candidate in pre-clinical development.
o HUMIRA, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved for marketing as a treatment for rheumatoid arthritis in 51 countries. Six further licensed CAT-derived human therapeutic antibodies are in clinical development by licensees, with four further licensed product candidates in pre-clinical development.
o CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. In particular, CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGF(beta), a family of proteins associated with fibrosis and scarring. This collaboration has so far given rise to one antibody product candidate at clinical development stage, and one at pre-clinical development stage.
o CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in March 2000.

AstraZeneca:
o AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of over $18.8 billion and leading positions in sales of gastrointestinal, oncology, cardiovascular, neuroscience and respiratory products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

Antibodies as Therapeutics:

o Around 20% of all biotechnology drugs in development are monoclonal antibodies**

o The sector continues to grow rapidly: monoclonal antibodies are increasingly being regarded as a major category of drugs to treat serious diseases and can have a shorter time to market and higher success rates compared to traditional pharmaceuticals. There is also believed to be a reduced threat from generic competition and the potential for premium pricing.



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o      Antibody drugs are expected to generate sales in excess of $6 billion in
       2005, and it is thought that if 10% of the antibody drugs currently in clinical trials prove successful, total sales could reach $45 billion by 2009* Monoclonal antibodies represent the strongest growth area of in the therapeutic proteins market sector - by 2009, it is forecast that monoclonal antibodies will account for 48% of all sales of therapeutic proteins.* Oncology remains the leading therapy area, although the highest area of growth with be in the area of autoimmune/inflammatory - and is expected to almost equal oncology in 2008.***

o Antibody-based therapeutics act by mimicking and harnessing the body's own immune system. Monoclonal antibodies are potentially both efficacious and safe drugs with exquisite specificity for their target antigen.

o The great majority of approved monoclonal antibodies that are on the market today are chimaeric and humanised monoclonal antibodies, with 17 antibodies approved for commercial sale in one or more commercial territory. There are over 100 antibodies in clinical trial, approximately 50 of which are human monoclonal antibodies.

o Human monoclonal antibodies are, in themselves, unlikely to cause adverse immunological responses in patients; a characteristic which undermined successful development of many murine and chimaeric antibodies in the past.

       (* source: Scrip Reports: PJB Publications, 2004).

       (**source: PhRMA, 2002).

       (*** source: Datamonitor, Dec 2003)

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.